SCHEDULE I

        To the Distribution Plan for Class B Shares, dated June 5, 1995, of The Victory Portfolios

This Distribution Plan shall be adopted with respect to the Shares of the following Funds of The Victory Portfolios:

        Diversified Stock Fund      Class B

Amended as of December 12, 2000